SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 23, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1) The Press Release issued on December 23, 2011

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 23 December 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED IN THE REPUBLIC OF ITALY OR LOCATED OR RESIDENT IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT

ING successfully completes liability management offers

•	Total of 60% of holders have accepted the offers

•	Take up of all exchange and tender offers, including the retail Euro exchange offers, will result in a total capital gain after tax of approximately EUR 745 million

On 12 December 2011 ING announced the launch of three separate exchange offers in Europe and tender offers in the United States of America, on a total of seven series of subordinated securities of ING entities with a total nominal value of approximately EUR 5.8 billion at current exchange rates.

All tender and exchange offers announced on 12 December have now been successfully completed with an average participation of 60%, resulting in a total capital gain after-tax of approximately EUR 745 million, including related hedge results and estimated transaction costs. This amount includes approximately EUR 515 million of capital gain after tax on the US tender offers and the institutional Euro and Sterling exchange offers that were announced on 21 December 2011.

This document is not an offer of securities for sale, a solicitation of offers to buy securities or a tender offer for securities in the United States or any other jurisdiction. The exchange offers were not made within the United States or to any U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”)). Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The new securities to be issued in connection with the exchange offers have not been, and will not be, registered under the Securities Act or the securities laws of any U.S. state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons.

UBS Investment Bank acted as structurer and lead dealer manager and Barclays Capital and ING, acted as joint dealer managers for the offers.

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5460
frans.middendorff@ing.com	investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in customer and policyholder behaviour, (11) changes in general competitive factors, (12) changes in laws and regulations, (13) changes in the policies of governments and/or regulatory authorities, (14) conclusions with regard to purchase accounting assumptions and methodologies, (15) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (16) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: December 23, 2011